CHOICETRADE HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2017 AND 2016
AND
ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENT

Eduardo Burgos & Associates

Certified Public Accountant & Management Consultant
Chartered Global Management Accountant
Member of the Puerto Rico Society of CPA's
Member of the American Institute of CPA's

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

CHOICETRADE HOLDINGS, INC.
151 San Francisco Street
Suite 200 San Juan, PR 00901

I have reviewed the accompanying consolidated financial statements of CHOICETRADE HOLDINGS, INC. Company, which comprise the consolidated statements of financial condition as of August 31, 2017 and 2016, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Eduardo Burgos Lebrón
License Num. 2029
Expiration Date: December 1, 2020
San Juan, Puerto Rico
February 12, 2018

Stamp No. E301886 of the Puerto Rico Society of CPA's was affixed to the original report.

PO BOX 14155 • San Juan, PR 00916-4155
Cel. (787) 317-3740 • E-mails: edburgoscpa@yahoo.com / burgos.eduardo1@gmail.com

ChoiceTrade Holdings, Inc.
Consolidated Statements of Financial Condition
As of August 31, 2017 and 2016
(Unaudited)

ASSETS		2017		2016
Current Assets:				
Cash	$	37,469	$	91,340
Clearing Firm Accounts		122,263		88,408
Other Receivables		25,545		29,228
Prepaid Expenses (Note 3)		5,127		6,090
Other Current Assets (Note 4)		204,809		216,672
Total Current Assets	$	395,213	$	431,738
Property, Plant and Equipment				
Net of Accumulated Depreciation of $81,011 in 2017				
and 2016 (Note 5)		-		-
Total Property and Equipment	$	-	$	-
Other Assets:				
Security Deposits (Note 6)	$	5,745	$	5,745
Notes Receivable		190,353		190,353
Total Other Assets	$	196,098	$	196,098
TOTAL ASSETS	$	591,311	$	627,836
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable & Accrued Expenses	$	138,569	$	40,781
Total Current Liabilities		138,569		40,781
Stockholders' Equity:				
Common Stock (Note 11)	$	174,446	$	172,762
Preferred Stock (Note 11)		40		40
Additional Paid - in Capital		811,064		703,901
Retained Earnings		(532,808)		(289,648)
Total Stockholders' Equity	$	452,742	$	587,055
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	591,311	$	627,836

The accompaying notes are an integral part of these consolidated financial statements.

ChoiceTrade Holdings, Inc.
Consolidated Statements of Operations and Retained Earnings
For the years ended August 31, 2017 and 2016
(Unaudited)

		2017		2016
Revenues	$	922,151	$	1,043,214
Cost of Sales		(507,582)		(373,683)
Gross Profit	$	414,569	$	669,531
General and Administrative Expenses (Note 15)	$	(557,729)	$	(922,882)
Depreciation (Note 5)		-		-
Net Income (loss)		(143,160)		(253,351)
Retained Earnings -Beginning Balance		(289,648)		125,543
Dividends Paid		(100,000)		(161,840)
Retained Earnings - Ending Balance	$	(532,808)	$	(289,648)

The accompaying notes are an integral part of these consolidated financial statements.

ChoiceTrade Holdings, Inc.
Consolidated Statements of Cash Flows
For the year ended August 31, 2017 and 2016
(Unaudited)

	2017	2016
Cash Flow from Operating activities:		
Net Income (Loss) for the period	$ (143,160)	$ (253,351)
Add: Depreciation and Amortization	-	-
Changes in assets and liabilities:		
(Increase)/Decrease in Clearing Firm Accounts	(33,855)	10,150
Decrease in Other Receivables	3,683	201,993
Decrease in Prepaid Expenses	963	312
Decrease in Other Current Assets	11,863	123,302
Increase (Decrease) in Accounts Payable & Accrued Expenses	97,788	(56,473)
Net Increase /(Decrease) in cash from Operating Activities	$ (62,718)	$ 25,933
Cash Flow from Financing activities:		
Common Stock	$ 1,684	$ 3,350
Additional Paid-in Capital	107,163	160,328
Dividends Paid	(100,000)	(161,840)
Net Increase in cash from Financing Activities	$ 8,847	$ 1,838
Net (Decrease)/ Increase in Cash	(53,871)	27,771
Cash at the Beginning of the period	91,340	63,569
Cash at the End of the period	$ 37,469	$ 91,340
Supplementary Disclosures:		
Interests Paid	$ -	$ -
Taxes Paid	$ 7,248	$ 7,057

The accompaying notes are an integral part of these consolidated financial statements.

4

Note 1 – Nature of Business

ChoiceTrade Holdings, Inc. (the Company) was incorporated in the State of Delaware on May 13, 2008 and was reincorporated in and re-domiciled to Puerto Rico on January 1, 2015. The re-domicile was done as continuity in accounting and tax terms. From the period May 13, 2008 through January 1, 2015 the Company's main office was located in central New Jersey and, thereafter, located in San Juan, Puerto Rico.

The Company owns 99.99% of LetsGoTrade, Inc. ("LGT"), which is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. LetsGoTrade, Inc. was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as continuity in accounting and tax terms. From the period September 1, 2016 through January 12, 2017 LGT's main office was located in central New Jersey. From January 13, 2017 through August 31, 2017 LGT's main office was located in San Juan, Puerto Rico.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These accounting policies have been consistently applied in the preparation of these consolidated financial statements.

Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company.

A. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset. There were no impairment charges during the year ended August 31, 2017 or August 31, 2016.

B. Revenue/Expense Recognition

The Company's revenue is primarily derived by its subsidiary LGT, and its transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from Exchanges and other market centers, software and other administrative fees. Revenues from securities transactions are recognized on a settlement date basis and are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions.

C. Software Development Costs

Software development costs are capitalized by the company and amortized over its estimated useful life. There was not amortization expense for the years ended August 31, 2017 and 2016 since the costs are fully amortized.

D. Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

E. Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

F. Fair value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data)

The company did not own any assets or owe any liabilities that were required to be defined under the approach at August 31, 2017 or August 31, 2016.

G. Concentration of Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation FDIC insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

H. Brokerage Activities

All transactions for LGT's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. LGT is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

As of August 31, 2017, and 2016, customer obligations to the clearing firm were collateralized by cash and securities with market value in excess of their obligations.

I. Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At August 31, 2017 and 2016, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United Sates Federal and the Commonwealth of Puerto Rico.

LGT filed tax returns in the United States Federal and New Jersey state jurisdictions for the period September 1, 2015 through January 12, 2017. For the period January 13, 2017 through August 31, 2017, the Company files tax returns in the United Sates Federal and the Commonwealth of Puerto Rico.

These returns are generally subject to examination by the tax authorities for a period of four years after filing.

Note 3 – Prepaid Expenses and Other Current Assets

Prepaid Expenses represents regulatory fees

Note 4 –Other Current Assets

Other Current Assets represents employee and other advances.

Note 5 - Property and Equipment

Property and Equipment consists of the following:

	Estimated Useful Life in years	2017	2016
Property and Equipment	5	$ 81,011	$ 81,011
Less: Accumulated Depreciation		81,011	81,011
		$ -	$ -

There was no depreciation expense for the years ended August 31, 2017 and 2016.

Note 6 – Security Deposits

The Security deposit as of August 31, 2017 and 2016 was $5,745 and relates to lease agreement.

Note 7 - Commitments

The Company leases office space on a month to month basis at 151 San Francisco Street, Suite # 200, San Juan, Puerto Rico. The lease rental is $125 per month.

Note 8 – Warrants

In consideration for various business arrangements and goodwill, the Company issued warrants to purchase shares of the Company's Common Stock. As of August 31, 2017, and 2016 there were 618,350 and 612,500 outstanding warrants respectively. During the year ended August 31, 2017, warrants representing 50,000 shares were exercised at a strike price of $0.02 per share and additional warrants representing 55,850 shares were issued with strike prices ranging from $0.02 to $1.0696 per share. During the year ended August 31, 2016, warrants representing 200,000 shares were exercised at a strike price of $0.02 per share and additional warrants representing 200,000 shares were issued with a strike price of $0.02 per share. Outstanding warrants as at August 31, 2017 have strike prices ranging from $0.02 to $1.0696 per share, with 50,000 expiring on August 31, 2019 and 568,350 having no expiration.

Note 9 – Related Party Transactions

On January 13, 2017 through August 31, 2017 the company utilized a service company owned by an officer of the company and incurred $68,985 of consulting expense. As of August 31, 2017, the company had a net payable of $74 to this service company.

Note Receivable shown of the Statements of Financial Condition, represents loans to officers.

Note 10 – Regulatory Requirements

LGT is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. had a minimum net capital requirement of $6,491 in 2017 and $5,000 in 2016. The Company had amounts in relation to the Rule as follows:

	August 31, 2017	August 31, 2016
Net Capital	$ 43,820	$ 34,614
Required Net Capital	6,490	8,743
Excess Net Capital	$ 37,330	$ 25,871

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	August 31, 2017	August 31, 2016
Aggregated Indebtness	$ 97,355	$ 131,156
Net Capital	$ 43,820	$ 34,614
Ratio	2.22 to 1	3.79 to 1

Note 11- Stockholders' Equity

Common Stock

The total number of shares that the Company is authorized to issue is Forty Million (40,000,000) shares of Common Stock, $.01 par value per share. As of August 31, 2017, and 2016, the shares issued and outstanding were 17,445,990 and 17,276,192 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Preferred Stock, $.01 par value per share, non-cumulative. As of August 31, 2017, and 2016, the shares issued and outstanding were 4,000. For the years ended August 31, 2017 and 2016 there were dividends paid of $25.00 and $40.46 per share, respectively.

Change in Stockholders Equity

	2017	2016
Balance at the beginning of the year	$ 587,055	$ 838,568
Net change during the year		
- Common Stock	1,684	3,350
- Additional Paid in Capital	107,163	160,328
- Retained Earnings Distributions	(100,000)	(161,840)
Net Loss for the year	(143,160)	(253,351)
Balance at the end of the year	$ 452,742	$ 587,055

Note 12- Commitments and Contingences

There were no commitments or contingences that require disclosure in or adjustment to the accompanying financial statements.

Note 13- Subsequent Events

On or about November 30, 2017, the Company's subsidiary, LGT, entered into a new clearing agreement with Electronic Transaction Clearing Corp. ("ETC"). On or about January 2, 2018, LGT began doing business with ETC. Business conducted through its clearing arrangement with Vision Financial Markets, LLC ("VFM"), is to be transferred to ETC on March 2, 2018, at which time, the services of VFM will no longer be utilized. The clearing arrangement with ETC is substantial similar to that of VFM. Management has determined that no additional subsequent events through February 12, 2018, (the financial statements issuance date), require disclosure in or adjustment to the accompanying financial statements.

Note 14- Recently Issued Accounting Standards

For the year ended August 31, 2017, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15- General and Administrative Expenses

For the years ended August 31, 2017 and 2016, the company as part of its operations incurred in the following general and administrative expenses:

		2017		2,016
Marketing expenses	$	11,419	$	86,329
Consulting expenses		83,039		132,913
Corporate Administration and Taxes		11,782		8,673
Other Office Expenses		4,690		12,715
Travel & Related Expenses		2,508		6,406
Legal and Compliance		46,011		46,295
Accounting Expense		19,397		18,987
Software & Systems		182,539		230,040
Ocoupancy Expenses		11,852		36,100
Employment Costs		184,492		344,424
Total General and Administrative Expenses	$	557,729	$	922,882

Note 16- Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation that becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

For the period September 1, 2015 through January 12, 2017, the Company operated under a Grant of Tax exemption pursuant to terms of Act 20. Net Income for the period September 1, 2016 through January 12, 2017, under Act 20 on a non-consolidated basis, was $124,678 and taxes paid were $5,057. Net Income for the year ended August 31, 2016 was $156,846 and taxed paid were $6,743. For the period January 13, 2017 through August 31, 2017, the company was no longer exempt under Act 20 because it was replaced as Grantee by its subsidiary LetsGoTrade, Inc.

ChoiceTrade Holdings incurred losses between January 13, 2017 and August 31, 2017 of $13,780. To the extent allowable, those losses may be utilized to offset future years' taxable income and will expire in 2027. The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise in future years.

On November 15, 2016, the government of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products. On January 13, 2017 LetsGoTrade replaced its parent ChoiceTrade Holdings as Grantee.

For the period January 13, 2017 through August 31, 2017, there were losses totaling $40,928 in the Puerto Rico Corporation. To the extent allowable, those losses may be utilized to offset future years' taxable income and will expire in 2027.